Seyfarth Shaw LLP

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April 20, 2016
VIA FEDERAL EXPRESS, EMAIL (Mr. John Hodgin) AND EDGAR
Mr. Karl Hiller
Branch Chief
Securities & Exchange Commission
Washington, D.C. 20549

Re:	Evolution Petroleum Corporation Form 10-K for the Fiscal Year ended June 30, 2015 Filed September 11, 2015 File No. 001-32942
Dear Mr. Hiller:
I am writing to confirm that pursuant to our conversation with Mr. John Hodgin, Evolution Petroleum Corporation (the “Company”) has been granted an extension of seven (7) business days to respond to the comments contained in your letter dated April 6, 2016 regarding the Company’s above referenced filings.

Very truly yours,
SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc.
Mr. John Hodgin
United States Securities and Exchange Commission

Robert S. Herlin
Randall D. Keys
David Joe
Evolution Petroleum Corporation